John McIlvery
Partner

Direct Voice	818.444.4502
Direct Fax	818.444.6302
Mobile	626.705.0758
E-Mail	jmcilvery@stubbsalderton.com

March 21, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Resonant, Inc.
Responses to Staff Comments of February 20, 2014
with respect to:
Registration Statement on Form S-1 (“Registration Statement”)
Filed January 24, 2014
File No. 333-193552

Ladies and Gentlemen:

On behalf of Resonant Inc. (the “Company”), we have enclosed for filing one copy with exhibits of the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”).

In addition to filing the Amendment No. 1, we hereby provide the following responses in reply to the comment letter dated February 20, 2014 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”).  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Prospectus Cover Page

1.                                    Since you are an emerging growth company, please state your election under
Section 107(b) of the JOBS Act:

•                 If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

15260 Ventura Boulevard, 20th Floor * Sherman Oaks, California 91403 office > 818.444.4500 * fax > 818.444.4520	1453 3rd Street Promenade, Suite 300 * Santa Monica, California 90401 office > 310.746.9800 * fax > 310.395.5292

Securities and Exchange Commission March 21, 2014 Page 2

•                 If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In response to the Staff’s comment, we have added disclosure of the Company’s decision to “opt out” of the extended transition period for complying with new or revised accounting standards on page 18 in the risk factor entitled “We are an ‘emerging growth company,’ and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.”

2.                                    Since you are an emerging growth company, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We advise the Staff that neither the Company nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). We also advise the Staff that there are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement (the “Offering”). To the extent that any such written communications or research reports may in the future be presented to potential investors or published or distributed, as the case may be, we will provide copies of such written materials and research reports to the Staff.

3.                                    We note your disclosure that you will issue warrants to the underwriter. Please tell us how you will know the number of shares underlying the warrants if the over-allotment has not yet been exercised at the time of the closing. Also, tell us the reason for tying the underwriter’s compensation to the exercise of the over-allotment option.

In negotiating the total mix of compensation payable to MDB Capital Group, LLC (“MDB”), the Company agreed that the compensation would include an underwriter’s warrant to purchase 10% of the total number of shares of common stock sold in the Offering, including shares sold upon exercise of the underwriter’s over-allotment option.

Securities and Exchange Commission March 21, 2014 Page 3

At each closing of the sale of shares to the underwriter, the Company will issue an underwriter’s warrant to purchase 10% of the total number of shares purchased by the underwriter at that closing.  If the underwriter’s over-allotment option is not exercised prior to the initial closing, the Company will issue an underwriter’s warrant for 10% of the number of shares sold at the initial closing.  Subsequently, if the over-allotment option is exercised, at the closing of that sale of shares the Company will issue an additional warrant for 10% of the number of shares sold at the subsequent closing.  The mechanics for the issuance of shares, the exercise of the over-allotment option, and the issuance of one or more underwriter’s warrants at each closing will be set forth in the underwriting agreement for the Offering.

Prospectus Summary

4.                                    If you have not yet built a prototype or other working version of your design, please highlight this fact in the summary.

In response to the Staff’s comment, we have added additional disclosure on page 1 under the heading “Prospectus Summary – Overview”.

Our Business Model, page 2

5.                                    Please refrain from including in your disclosure names of well-known companies with whom you do not yet have a contractual relationship.

In response to the Staff’s comment, we have removed reference to the names of our potential customers in “Prospectus Summary” and “Business.”

Risks Related to Our Business, page 3

6.                                    The last bullet in this section indicates that your “revenues may decrease.” Please revise to clarify that to date you have not generated any revenues.

In response to the Staff’s comment, we have revised the last bullet on page 3 under the heading “Risks Related to Our Business.”

Market and Industry Data, page 23

7.                                    Please provide us with support for the market opportunity data and industry statistics that you have included throughout your prospectus. Clearly mark the relevant sections that support the data and statistics, and note the applicable page number in the registration statement where the disclosure is located. Please also tell us:

Securities and Exchange Commission March 21, 2014 Page 4

•                 how you confirmed that the information reflects the most recent available information;

•                 whether all of the information is publicly available;

•                 whether you paid for the compilation of any of the data;

•                 whether any market information was prepared for your use in the registration statement or by an affiliated party; and

•                 whether the authors of the industry information consented to your use of such data in the registration statement.

Your disclosure should clearly identify the disclosure which is attributable to each source, since conclusions based upon your own research should be identified as management’s belief.

In response to the Staff’s comment, we are supplementally providing support for the market opportunity data and industry statistics that we have included in the prospectus, including submitting Annex A to this response letter, which includes a table noting the market opportunity data and industry statistics included in the registration statement and the page numbers of the reports from which such information was obtained.  We have revised the disclosure in Amendment No. 1 to provide more current industry statistics, and hereby confirm that the information reflects the most recent information available to the Company. We confirmed that all of the information reflects the most recent available information by checking the original source for updates.  We further confirm that the information is publicly available, although some data is publicly available only on a subscription basis.  We did not pay for the compilation of any of the data.  None of the market information was prepared for our use in the Registration Statement or by an affiliated party, and we do not believe it is necessary to obtain the consent from the authors to include in the prospectus any of the industry information since it is publicly available.

Business

Our History, page 24

8.                                    Please tell us where you have filed the agreement pursuant to which Superconductor Technologies Inc. assigned the patent portfolio related to your intended solutions to you or Resonant LLC.

Securities and Exchange Commission March 21, 2014 Page 5

In response to the Staff’s comment, we have filed as Exhibit 10.36 to Amendment No. 1, the Contribution Agreement pursuant to which Superconductor Technologies Inc. contributed the patent portfolio related to our intended solutions to Resonant LLC.

Challenges Faced by the Mobile Device Industry, page 25

9.                                    You indicate that conventional filter designs using SAW technology do not perform adequately in high frequency bands or in bands with closely spaced receive and transmit channels, typical of many new bands. Please expand your disclosure to indicate how your intended solutions will address those issues.

In response to the Staff’s comment, we have revised disclosure under the headings “Business – Industry Background – Our Solutions” and “Business – Our Technology” beginning on page 26.

Our Solutions, page 26

10.                            Please clarify what you mean by “reconfigurable” in the second bullet point. For example, do you mean your filters would be tunable or do you mean that your designs would contain multiple filters that could be switched on or off depending on the combination of bands used by the various carriers.

The Company intends to design tunable filters, not switched filters.  We have clarified this by replacing the word “reconfigurable” with “tunable” throughout the prospectus.

Our Technology, page 26

11.                            Please clarify whether “Infinite Synthesized Networks” is term recognized in your industry or if this is a term you use to refer to your technology.

In response to the Staff’s comment, we have revised the disclosure on page 24 under the heading “Business – Overview” and elsewhere in the prospectus to clarify that this term is used by the Company to refer to its technology.

12.                            You indicate that your technology allows many variables to be changed and components to be adjusted. To the extent it would assist investors in better understanding your technology and proposed solutions, please disclose what variables and components could be changed, and how this is a benefit of your design over competing technologies.

Securities and Exchange Commission March 21, 2014 Page 6

In response to the Staff’s comment, we have revised the disclosure under the heading “Business – Our Technology” beginning on page 26.

RF Front-Ends, page 27

13.                            You disclose that there are four primary components of the RF front-end. Please disclose which of those components your solutions intend to address. If you do not address all four primary components, please disclose how that affects the market projections you included in the last paragraph of this section.

In response to the Staff’s comment, we have revised the disclosure under the heading “Business – Our Technology” beginning on page 26.

Our Filter Designs, page 28

14.                            Please revise Figure 3 to clarify what you are indicating by the white boxes in the figure.

In response to the Staff’s comment, we have revised the caption to Figure 1 (formerly Figure 3) under the heading “Business – Our Technology – Our Filter Designs” on page 28.

15.                            Please expand your disclosure to indicate how your designs are different from and superior to the ladder filter design.

In response to the Staff’s comment, we have revised and added additional disclosure under the heading “Business -- Our Technology” beginning on page 26.

16.                            The last paragraph in this section indicates that you have designed a SAW filter that is reconfigurable between two alternate bands. Please disclose if you will have to design filters that are tunable for more than two bands or that will address all of the various bands that carriers use in order for your solutions to be viable commercial products.

The Company believes that a 3-band tunable filter offers sufficient advantages in terms of cost and size to be a commercially viable product.  We have added this statement to the disclosure on page 29 under the heading “Business – Our Technology -- Our Filter Designs”.

Securities and Exchange Commission March 21, 2014 Page 7

Future Designs, page 28

17.                            Please clarify the meaning of the term “cognitive radio.”

In response to the Staff’s comment, we have added disclosure on page 30 under the heading “Business-Plan of Commercialization-Future Designs.”

Our First Commercial Duplexer Design, page 30

18.                            Please clarify which of your solutions, SAW duplexers or reconfigurable filters, are incorporated into the duplexer described in this section.

In response to the Staff’s comment, we have revised the disclosure on page 30 under the heading “Business-Our First Commercial Duplexer Design” to indicate that the Skyworks project is for a single-band commercial SAW duplexer design.

Intellectual Property, page 31

19.                            Please clarify how many issued patents you have and how many patent applications you have pending. Please also clarify how many of those patents and patent applications relate to technological claims underlying the solutions you disclose in the bullet points under “Our Solutions” on page 26.

In response to the Staff’s comment, we have added disclosure on page 31 under the heading “Business -- Intellectual Property.”

Competition, page 31

20.                            Please expand your disclosure to indicate the meaning of the terms “large dynamic range” and “orders of magnitude” in the third paragraph of this section. Please tell us the basis for your belief that it will take “several decades” for digital solutions to replace analog solutions.

In response to the Staff’s comment, we have added disclosure on page 32 under the heading “Business -- Competition.”

21.                            Please expand your disclosure in an appropriate section to indicate how your current solutions avoid the limitations described in the last paragraph of this section.

In response to the Staff’s comment, we have revised the disclosure on page 32 under the heading “Business -- Competition.”

Securities and Exchange Commission March 21, 2014 Page 8

Employees, page 32

22.                            Please clarify whether your current employees include the inventors of the patents and patent applications related to your intended solutions. If the inventors of the patents and patent applications did not join your company please include appropriate risk factor disclosure.

In response to the Staff’s comment, we have added disclosure in “Employees” on page 33 to identify that five of the Company’s employees and one consultant are the inventors of some of our patented technology.  Additionally, because not all of the inventors of our patented technology are employees of the Company, we have added disclosure in “Risk Factors” on page 12 under the risk factor “Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our intellectual property without compensating us, thereby eroding our competitive advantages and harming our business”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Instruments and Fair Value, page 37

23.                            Please revise to include a discussion of the critical judgments and assumptions included in the valuation of derivative instruments and warrant liabilities. In particular, please discuss the significant factors, assumptions and methodologies used in determining fair value of your common stock during the twelve months prior to the date of the most recent balance sheet. Disclose the valuation method used and the reasons why you chose that method.

In response to the Staff’s comment, we have added disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Critical Accounting Policies” on page 38.

Use of Proceeds, page 52

24.                            Please provide the disclosures called for by Instruction 4 to Regulation S-K Item 504.

In response to the Staff’s comment, we have added disclosure in “Use of Proceeds” on page 54.  Please note that previously we had disclosed that the Company would use proceeds to pay interest on $9.4 million of convertible promissory notes.  The $2.4 million promissory note issued to Superconductor Technologies, Inc. (“STI”), however, does not bear interest, and we have revised the disclosure to reference payment of interest on $7.0 million of the Company’s interest bearing senior convertible notes.

Securities and Exchange Commission March 21, 2014 Page 9

Capitalization, page 53

25.                            Please revise to remove the caption “cash and cash equivalents” from the table on page 53 since this is not part of your capitalization.

In response to the Staff’s comment, the Company recognizes that cash and cash equivalents is not part of capitalization, and the Company does not include cash and cash equivalents in its capitalization presentation.  The Company does present cash and cash equivalents as of December 31, 2013 on an actual, pro forma and pro forma as adjusted basis to provide investors with financial liquidity data that the Company believes investors will find useful in making an investment decision and that is customarily provided in the Capitalization table to be considered in conjunction with, but not part of, the Company’s total capitalization.  The Company respectfully asserts that is appropriate and customary to include cash and cash equivalents data in the Capitalization table as a separate line item from the capitalization presentation.

26.                            Please provide us the adjustments used to determine the pro forma amounts in the Capitalization table on page 58. The adjustments made should also be clearly discussed in the footnote to the table.

In response to the Staff’s comment, we have added new footnote 1 to the Capitalization table on page 55 and have revised footnote 1 to the Consolidated Balance Sheet Data presented in “Summary Consolidated Financial Data and Other Data” on page 7.

The pro forma adjustments give effect to (i) the automatic conversion of $7.0 million principal amount of the Company’s 6% senior secured convertible notes due September 2014 into an aggregate of 2,087,590 shares of common stock and reclassified to additional paid in capital, (ii) the automatic conversion of $2.4 million principal amount of the Company’s non-interest bearing subordinated convertible note due September 2014 into an aggregate of 700,000 shares of common stock and reclassified to additional paid in capital, (iii) the reclassification of $5.1 million of derivative liability related to the senior secured convertible debt to accumulated earnings (deficit), and (iv) the reclassification of $5.1 million of deferred finance costs to accumulated earnings (deficit), each to be effective upon completion of the Offering.  A summary of the applicable accounting entries follows:

(a)                               To account for the conversion of the deferred finance costs:

Accumulated earnings (deficit)	745,039
Deferred finance costs		745,039

Securities and Exchange Commission March 21, 2014 Page 10

(b)                              To account for the conversion of the senior convertible note:

Debt – senior convertible note	5,492,250
Common stock		2,088
Additional paid in capital		5,490,162

(c)                               To account for the conversion of the derivative liability:

Derivative liability	5,056,502
Accumulated earnings (deficit)		5,056,502

(d)                             To account for the conversion of the subordinated convertible note:

Debt – subordinated convertible note	2,248,593
Common stock		700
Additional paid in capital		2,247,893

27.                            We note the disclosure that you intend to issue common stock options and restricted stock units on the effective date of the registration statement. Please tell us how you plan to value the underlying common stock of those issuances.

We advise the Staff that the Company will value the shares of common stock underlying the stock options and restricted stock units granted on the effective date of the registration statement at a per share price equal to the price at which the Company sells shares in the Offering.  The Company will value the stock options granted on the effective date of the registration statement using the Black-Scholes option pricing model with inputs determined as follows: estimates of equity value will be based on the price at which the Company sells shares in the Offering; estimates of volatility will be based on the volatility of common stock of a group of comparable public companies for a period corresponding to the time to expiration of the stock options; estimates of expected term will be based on the simplified method calculation in accordance with SAB Topic 14; and the risk-free interest rate will be based on the U.S. Treasury yield for a term consistent with the estimated expected term of the stock options.  The Company will value the restricted stock units granted on the effective date of the registration statement by multiplying the number of shares of common stock underlying the restricted stock units by the price at which the Company sells shares in the Offering.

Description of Capital Stock, page 62

28.                            We note Article XI of your Amended and Restated Bylaws entitled “Forum for Adjudication of Dispute.” Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Securities and Exchange Commission March 21, 2014 Page 11

In response to the Staff’s comment, we have added disclosure in “Description of Capital Stock” on page 67 under the heading “Venue”.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 64

29.                            Please briefly describe the anti-takeover effects of the super-majority voting provision contained in Article IX of your Amended and Restated Certificate of Incorporation.

In response to the Staff’s comment, we have added disclosure in “Description of Capital Stock” on page 66 under the heading “Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws – Amendment of Charter Provisions”.

Consolidated Financial Statements

30.                            Throughout the filing, please revise to clearly designate the financial statements of the predecessor company (Resonant LLC) from that of the successor (Resonant Inc.).

In response to the Staff’s comment, throughout the filing we have revised disclosure relating to the Company’s financial statements to clearly designate the financial statements of Resonant LLC as the predecessor company and Resonant Inc. as the successor company.

Report of Independent Registered Public Accounting Firm, pages F-2

31.                            We see that the report of independent registered public accounting firm refers to the financial statements of Resonant Inc. as of December 31, 2012 and for the period from May 29, 2012 (inception) to December 31, 2012. However, the audited financial statements included in the filing appear to be those of Resonant LLC as predecessor to Resonant Inc. Please have your auditors revise the report to refer to the appropriate entity or explain to us why the current presentation is correct.

In response to the Staff’s comment, we have included in the Amendment No. 1 on page F-2 an audit report Squar, Milner, Peterson, Miranda & Williamson, LLP, that distinguishes between the financial statements of Resonant LLC as the predecessor company and the financial statements of Resonant Inc. as the successor company.

Securities and Exchange Commission March 21, 2014 Page 12

32.                            We note that your report of independent registered public accounting firm is signed by the firm of Squar, Milner, Peterson, Miranda & Williamson, LLP. While we see that the firm Squar, Milner, Peterson, Miranda & Williamson, Certified Public Accountants, LLP of Newport Beach, CA is registered with the PCAOB, we did not note a registration for the firm that signed your audit reports. Please amend to provide audit reports from a firm registered with the PCAOB. See Section 102 of the Sarbanes-Oxley Act of 2002.

We hereby advise the Staff that Squar, Milner, Peterson, Miranda & Williamson, Certified Public Accountants, LLP is the same firm as Squar, Milner, Peterson, Miranda & Williamson, LLP.  The firm has amended its registration with the PCAOB to allow it to use the name Squar, Milner, Peterson, Miranda & Williamson, LLP in its audit reports.

Consolidated Balance Sheets, page F-3

33.                            Please revise to separately identify outstanding debt that is convertible.

In response to the Staff’s comment, we have separately identified outstanding convertible debt on the Company’s Consolidated Balance Sheets on page F-3.

Note 1. Organization and Description of Business, page F-7

34.                            Please revise to include a discussion of the presentation of the predecessor and successor financial statements.

In response to the Staff’s comment, we have added disclosure in Note 1 to Notes to Consolidated Financial Statements on page F-7.

Note 4. Exchange Transaction, page F-12

35.                            We see that you accounted for the exchange of Class C member’s units for subordinated note as a treasury stock transaction. Please tell us how you applied FASB ASC 505-30-30-3 in determining that the entire amount of the excess of the subordinated note over the par value of the Class C units would be recorded as Accumulated deficit.

In determining the accounting for the excess of the subordinated note over the par value of the Class C units under ASC 505-30-30-3, the Company considered the following:

Securities and Exchange Commission March 21, 2014 Page 13

At the time Resonant LLC was formed in May 2012, STI determined that the value of its contributions to Resonant LLC was worth $2.4 million. STI determined this amount without the benefit of a third-party valuation or appraisal, based solely on STI’s belief as to the value of the assets and other contributions made to Resonant LLC.

At the time of its contributions and to protect its interests in Resonant LLC, STI negotiated for one of the three board positions in Resonant LLC (the other two being held by the founders) and certain approval rights over Resonant LLC’s operations.  These approval rights required Resonant LLC to first obtain the STI’s approval before engaging in certain activities, including:  adopting an annual operating budget; engaging in a sale transaction; engaging in financing transactions; hiring, terminating or making a material change in the terms of employment of the chief executive officer, chief technology officer and chief financial officer; or authorizing certain competing activities.

In June 2013, in connection with the Company’s sale of $7.0 million in principal amount of Senior Convertible Notes, the new investors in the financing required that their investment be made in a corporation instead of a limited liability company and that STI give up its board seat and approval rights.  STI agreed to these terms so long as its equity investment in Resonant LLC was exchanged for a non-interest bearing debt instrument in the Company.  Consequently, in the June 2013 exchange transaction:

•                 Resonant LLC become a wholly-owned subsidiary of the Company;

•                 all equity owners of Resonant LLC other than STI became equity owners of the Company;

•                 STI exchanged its Class C units of Resonant LLC for a $2.4 million non-interest bearing subordinated convertible note issued by and convertible into 700,000 shares of common stock of the Company; and

•                 the new investors received convertible promissory notes issued by and convertible into shares of common stock of the Company.

The Company common stock underlying the STI note has an explicit value of $3.43 per share, which is a higher value per share than the new investors paid for the conversion feature of the Senior Convertible Notes of $3.35 per share.

As STI agreed to exchange its Class C units, board seat and approval rights in Resonant LLC, which STI had valued at $2.4 million in May 2012, for a promissory note of $2.4 million and no board seat or approval rights, the Company determined that the board seat and approval rights had a de minimis value at the time of the exchange in June 2013.

Securities and Exchange Commission March 21, 2014 Page 14

The Company also concluded that no stated or unstated rights or privileges were abandoned or forgiven, as outlined in ASC 505-30-30-3. For example, the equity owners of Resonant LLC and stockholders of the Company did not abandon certain acquisition plans, forego any planned transaction, settle litigation or employment contracts or suffer any restrictions on the purchase of shares of the entity or its affiliates.  As a result, the full amount paid for the Class C units was allocated to accumulated deficit in accordance with ASC 505-30-30-3.

Note 5. Bridge Loans, Member Loan and Convertible Debt, Senior Convertible Note. Page F-13

36.                            Please revise to disclose how you determined the equity value of $10.5 million as an input to the Monte-Carlo option-pricing model for the valuation of the derivative liability related to the senior convertible note.

In response to the Staff’s comment, we have added disclosure in Note 5 to Notes to Consolidated Financial Statements on page F-14.

Note 6. Warrant Liabilities, page F-15

37.                            Please revise to disclose how you determined the inputs to the Black Scholes and Monte-Carlo valuation models for each of the warrants discussed on pages F-15 and F-16 for each period presented. For example, since your stock is not traded, please explain how you determined the fair value of your stock as the implied unit price and /or equity value. We note the related disclosures in Note 9.

In response to the Staff’s comment, we have added disclosure in Note 2 to Notes to Consolidated Financial Statements on page F-9 to describe how we determined the appropriate inputs for each of the warrants for each period presented.  We have also added disclosure in Note 5 to Notes to Consolidated Financial Statements in response to Comment #36 which describes how the Company determined the fair value of its common stock.

38.                            Once an IPO price is provided, please tell us each significant factor contributing to the difference between the fair value of your common stock used to value warrants and derivative liabilities during the twelve months prior to the date of the most recent balance sheet and the estimated IPO price.

We acknowledge the Staff’s comment and advise the Staff that, once the proposed Offering price is available, we will advise the Staff of, and if appropriate revise the registration statement to disclose, the significant factors contributing to any difference between the fair value as of the date of each grant and the estimated Offering price.  In addition, we have added disclosure in Note 2 to Notes to Consolidated Financial Statements on page F-9 to explain the factors that contributed to the different valuations of the Company’s common stock during the periods presented.

Securities and Exchange Commission March 21, 2014 Page 15

Item 15. Recent Sales of Unregistered Securities, page II-2

39.                            Please provide the information required by Regulation S-K Item 701(d).

We respectfully assert that existing disclosure in “Item 15. Recent Sales of Unregistered Securities” in Part II on page II-2 with respect to securities issuances by Resonant Inc. and Resonant LLC provides the information required by Item 701(d) of Regulation S-K.  The last paragraph under the heading “Resonant Inc.” and the last paragraph under the heading “Resonant LLC” describes the exemption from registration under the Securities Act relied upon for each securities issuance by these issuers, as well as the basis for the Company’s conclusion as to the availability of the exemption.

*   *   *   *   *

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please contact the undersigned.

Very truly yours,

/s/ John McIlvery
John McIlvery

cc: Terry Lingren

Securities and Exchange Commission March 21, 2014 Page 16

ANNEX A

Registration Statement Page Number	Statement Made in Registration Statement	Report and Page Number

1, 29

According to Navian, the combined market for RF front-end filters (including duplexers) in mobile devices was $2.7 billion in 2013 and is forecasted to reach $5.2 billion by 2017. This represents a compound annual growth rate of approximately 18%.

See p. 146 of Navian, RF Devices / Modules for Cellular 2013-2014, October 25, 2013
29

According to Navian, the market for RF front-end duplexers in mobile devices was $1.8 billion in 2013 and is forecasted to reach $3.3 billion by 2017. This represents a compound annual growth rate of approximately 16%.

See p. 227 of Navian, RF Devices / Modules for Cellular 2013-2014, October 25, 2013.
25

According to Cisco, worldwide mobile data traffic will grow at a compounded annual growth rate of 66 percent from 2012 to 2017. Cisco further estimates that data traffic from wireless devices will exceed traffic from wired devices by 2016.

See p. 2-3 of Cisco, Cisco Visual Networking Index: Forecast and Methodology, 2012-2017, March 29, 2013.
29	Figure 2– Projected growth of the market for RF front-end duplexers in mobile devices from 2013 through 2017 (in billions of dollars).	For data supporting figure 2, see p. 227 of Navian, RF Devices / Modules for Cellular 2013-2014, October 25, 2013.
30	Figure 3 – Projected growth of the market for RF front-end filters in mobile devices (including duplexers) from 2013 through 2017 (in billions of dollars).	For data supporting Figure 3, see p. 146 of Navian, RF Devices / Modules for Cellular 2013-2014, October 25, 2013.